DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04005648

January 11, 2004

Richard Dennis
Senior Counsel
Legal Department
SBC Communications Inc.
175 E. Houston Street
San Antonio, TX 78205

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-11-2004

Re: SBC Communications Inc.
Incoming letter dated November 24, 2003

Dear Mr. Dennis:

This is in response to your letters dated November 24, 2003 and December 3, 2003 concerning a shareholder proposal submitted to SBC by Patricia A. Cavanagh. We also have received a letter from the proponent dated November 25, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Patricia A. Cavanagh
2890 Lone Pine Ln.
Naples, FL 34119

732717

11/25/03

OFFICE OF CHIEF COUNSEL
DIVISION OF CORP FINANCE
Securities + Exchange COMMISSION

I AM Bringing the ATTached PROXY DENIAL FROM SBC corporation to your ATTENTION.

PLEASE Note that the ATTachments Do NOT PERTAIN to MY SUBMITTAL BUT, Rather, That OF A John O'HALLORAN.

So - At this TIME I DON'T know IF MY PROXY STATEMENT IS REJECTED OR NOT AND why.

Patricia Cavanagh

PATRICIA CAVANAGH
2890 LONE PINE LN
NAPLES, FL 34119
(239) 591 3362

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205

1934 Act/ Rule 14a-8

November 24, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2004 Annual Meeting
Shareholder Proposal of Patricia A. Cavanagh Trust

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from Patricia A. Cavanagh, Trustee of the Patricia A. Cavanagh Trust, for inclusion in SBC's 2004 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2004 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement; the proponent's letter submitting the proposal; SBC's correspondence to the proponent; and proponent's response to SBC. A copy of this letter and related cover letter are being mailed concurrently to the proponent advising her of SBC's intention to omit the proposal from its proxy materials for the 2004 Annual Meeting.

The Proposal

On July 29, 2003, SBC received a letter from the proponent containing the following proposal:

> *Resolved that as of December 31, 2005 the number of SBC Board of Director seats will be reduced from twenty one (21) to fourteen (14).*

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's proxy statement for the 2004 Annual Meeting for the reasons stated below.

Reasons the Proposal May be Omitted from the Proxy Statement

Pursuant to Rule 14a-8(i)(2): The proposal would, if implemented, cause SBC to violate a state law to which it is subject.

Pursuant to Rule 14a-8(i)(6): SBC would lack the power or authority to implement the proposal.

The proposal would require SBC to reduce the number of directors making up the size of the board to 14 by the end of 2005. Because of SBC's classified board structure, this is not possible. The SBC Board of Directors currently consists of 21 members, divided equally into 3 classes having staggered 3 year terms.[1] Specifically, there are 7 directors in each of Group A, B and C. The terms of the directors in Group B end at the 2004 Annual Meeting, the terms of the Group C directors end at the 2005 Annual Meeting and the terms of the Group A directors end at the 2006 Annual Meeting.

The determination of the number of Directors on the Board and their classes are subject to the laws of SBC's state of incorporation, Delaware, and its Certificate of Incorporation. SBC's Certificate provides in Article Six, "The number of directors, their terms and the manner of their election shall be fixed by the Bylaws of the corporation." Article II, Section 1 of SBC's Bylaws states that the Board of Directors has the authority to determine the size of the Board, not to exceed 25 Directors, and requires that the Directors be divided into three classes of Directors, designated as Group A, Group B and Group C.[2] Each class must consist of an equal number of Directors or, where an equal number in each class is not possible, be as nearly equal as possible. If the total number of Directors is

---

[1] SBC's Certificate of Incorporation provides that any Bylaw setting the maximum number of Directors that may serve on the Board of Directors or establishing a classified board may only be amended or repealed by a two-thirds majority vote of the total number of shares of stock of the corporation then outstanding and entitled to vote. The Board does not have authority to repeal the classified board structure unilaterally. SBC announced on November 21, 2003, that the Board intends to submit to the shareholders a proposal requiring every director to stand for election annually and to repeal the classified board provision of the Bylaws effective with the 2005 annual meeting of stockholders. *This proposed change to the Bylaws will not be in effect at the stockholder meeting at which proponent's proposal would be voted on.* Unless and until such a change to the Bylaws passes by the requisite two-thirds majority vote of outstanding shares, the classified structure of the board will remain in place, and this proposal would require the Company to violate Section 141 of the Delaware General Corporation Law (the "GCL").

[2] A copy of Article II, Section 1 of SBC's Bylaws is attached hereto as Exhibit 1.

divided by three, and one remains, that Director will be assigned to Class A. If two remain, one will be assigned to Class A and the other to Class B.

Under the terms of Article II, Section 2 of the Bylaws, any decrease in the authorized number of Directors must be phased in so that at the end of the phase-in period, the number of directors in each group is as equal as possible.[3] This occurs by reducing the number of directors who can be elected into each group by one-third of the total reduction in directors. The number of Directors in the first Director group next up for reelection is reduced to the number required to be in that group at the end of the phasing in period. Subsequently, the number of Directors in each of the other Director groups are similarly reduced upon expiration of their respective terms. The result is that when the terms of Directors in all three Director groups have successively expired subsequent to the decrease, each Director group will have the equal or nearly equal distribution required in the preceding paragraph.

The proposal would require the number of Directors to be reduced from twenty-one to fourteen, not later than December 31, 2005. If the proposal were to be approved by the shareholders at the 2004 Annual Meeting and the Board acted immediately thereafter to reduce the number of directors to 14, the change would, pursuant to the Bylaws, take place over the next 3 years. At the 2005 Annual Meeting, when the terms of the Directors in Group C expire, the number of Directors that would be elected in Group C would be 4, while 7 directors would remain in each of Groups A and B. At the 2006 Annual Meeting, the terms of the Group A Directors would end and 5 directors would be elected to Group A, leaving a total of 16 Directors on the Board. The final reduction to 14 members would not occur until the 2007 Annual Meeting, when the remaining class, Group B, would be reduced to 5 members. Since the proposal requires the reduction to occur by December 31, 2005, it would cause SBC to violate the law.

In addition, the proponent's goals may not be achieved by simply removing the excess directors. As discussed above, SBC is a Delaware corporation, and is thus governed by the GCL. Section 141(k) of the GCL provides that, unless otherwise provided in the company's certificate of incorporation, shareholders of a corporation whose board is classified may remove directors only for cause.[4] SBC's Board of Directors is classified. There are no provisions in SBC's Certificate of Incorporation that permit removal of Directors without cause.

The Staff has recently taken the position that a proposal calling for the automatic removal of a director on a classified board could properly be omitted under Rule 14a-8(i)(2). In *BMC Software, Inc.*, July 9, 2003, the company argued, and Staff concurred, that the company could omit a proposal making removal of director automatic, without shareholder vote, upon director's making a false statement to

---

[3] A copy of Article II, Section 2 of SBC's Bylaws is attached hereto as Exhibit 2.

[4] A copy of Section 141 is attached to this letter as Exhibit C.

a regulatory authority, because the proposal would cause company to violate Section 141(k) of the GCL.

Since SBC cannot comply with the proposal without violating the Delaware GCL, and since SBC lacks the power or authority to implement the proposal, the proposal may be omitted from SBC's proxy statement under Rules 14a-8(i)(2) and 14a-8(i)(6).

Pursuant to Rule 14a-8(i)(3): The proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibit materially false or misleading statements in proxy soliciting materials.

The Staff of the Division of Corporation Finance has consistently taken the position that proposals may be omitted under Rule 14a-8(i)(3) where the proposals are "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." (*Philadelphia Electric Co.*, July 30, 1992).

As drafted, Proponent's proposal is vague in that it fails to describe a plan or means for effectuating the reduction in number of members of the Board of Directors. It does not disclose what documents, if any, would need to be amended. There is no mention of how directors should be removed prior to the expiration of their terms.

The proponent's Supporting Statement for the proposal is also vague and misleading. The proponent states that "the usual number of seats designated by S&P 500 corporations runs between 9 and 12." She does not offer any facts or supporting documentation for this claim, however, or clarify what "usual" means. The absence of such information and clarification makes it impossible to evaluate the claim. Similarly, the proponent's statement that maintaining the size of SBC's existing Board is "unwieldy, diffuses accountability, and serves as little more than a reemployment program for retired CEOs" is not supported by any facts or documentation. She presents nothing to substantiate any problems suffered by SBC as a result of the size of its Board. She makes no reference to the experience and qualifications of the existing Directors, which are detailed in SBC's past proxy statements. Her failure to document even a single instance of any difficulty resulting from the size of the Board makes it impossible to evaluate the accuracy of her statement, thus rendering it misleading.

A similar issue was raised in *Storage Technology Corporation*, February 29, 1996. The proposal to reduce the Board from thirteen to seven directors was justified by the proponent by an estimated savings of approximately $250,000. The company sought to omit the proposal on the grounds, *inter alia,* that "proponent does not offer any evidence whatsoever in support of this claim, or state any facts or underlying assumptions, or identify the formula used to compute the cost savings. The omission of such information from the Proposal precludes any meaningful evaluation and judgment process." The Staff concurred in the omission. See also, *North Fork Bancorporation*, March 25, 1992 (company argued, and the Staff agreed, that proponent's failure to set out a plan for effectuating the reduction in the number of members of the board was misleading).

Accordingly, the proposal and the supporting statement are vague and misleading within the meaning of Rule 14a-9 and may therefore be omitted on the grounds that it is contrary to the Commission's proxy rules.

* * *

For the reasons set forth above, in my opinion, SBC may omit the proposal from its proxy materials for its 2004 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Richard G. Dennis
Senior Counsel

Enclosures

cc: Patricia A. Cavanagh

Patricia A. Cavanagh

♦♦♦

2890 Lone Pine Ln. ♦ Naples, Florida 34119
Home Phone 239/591-3362 ♦ Email cavjp@aol.com

SBC COMMUNICATIONS INC.
LEGAL DEPARTMENT
RECEIVED

JUL 2 9 2003

July 23, 2003

Vice President and Secretary
SBC Corp

Dear Sir:

As a shareholder of 414 shares through DRIP #14738-71752 I am submitting the following proposal for presentation at the 2004 Annual Meeting:

Proposal:

Resolved that as of December 31,2005 the number of SBC Board of Director seats will be reduced from twenty one(21) to fourteen(14).

Supporting Statement:

Despite substantial reductions in its workforce,SBC has maintained the level of Board of Directors seats at 21. The usual number of seats designated by S&P 500 corporations runs between 9 and 12. In the telecommunications industry examples are:Verizon-15 seats,Bell South-12,AT&T-9, and AT&T Wireless-9.
Maintaining a level of 21 Director seats is unwieldy,diffuses accountability, and serves as little more than a reemployment program for retired CEOs.

Sincerely,

Patricia A Cavanagh, Trustee

Patricia A Cavanagh TR
Patricia A Cavanagh Trust
U-A DTD 8/30/96

Nancy H. Justice
Corporate Manager
SEC Compliance

SBC Communications Inc.
175 E. Houston Street, 2nd Floor
San Antonio, Texas 78205
Phone 210 351-3407
Fax 210 351-3467

July 31, 2003

Via UPS
Patricia A. Cavanagh, Trustee
Patricia A. Cavanagh Trust
2890 Lone Pine Lane
Naples, FL 34119

Dear Ms. Cavanagh:

On July 29, 2003, we received your letter dated July 23, 2003, submitting a shareowner proposal for inclusion in SBC's 2004 Proxy Statement. We are currently reviewing your proposal to determine if it is appropriate for inclusion in our 2004 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a shareowner proposal, a shareowner must: (a) be the record or beneficial owner of at least $2,000 in market value of SBC's common stock at the time a proposal is submitted, (b) have continuously owned these shares for at least one year prior to submitting the proposal, and (c) provide a written statement that the shareowner intends to continue to hold the shares through the date of the Annual Meeting. Therefore, in accordance with the rules of the SEC, please provide us with your written statement that you intend to hold your SBC shares through the date of the Annual Meeting. You must provide the statement, and your response must be postmarked, no later than 14 days from your receipt of this letter.

Also, please confirm that you or your qualified representative will be present at the 2004 Annual Meeting in order to present your proposal. If the proposal is not introduced at the meeting, it will not be voted upon. The date and location for the 2004 Annual Meeting of Shareowners will be provided to you at a later date.

Sincerely,

Nancy H. Justice

Patricia A. Cavanagh

♦♦♦

2890 Lone Pine Ln. ♦ Naples, Florida 34119
Home Phone 239/591-3362 ♦ Email cavjp@aol.com

SBC COMMUNICATIONS INC.
LEGAL DEPARTMENT
RECEIVED

AUG 1 1 2003

August 06, 2003

Nancy H Justice
Corporate Manager-SEC Compliance
SBC Corporation

Dear Ms Justice:

This is in response to your letter of July 31,2003 (attached):

---My shares of SBC common stock exceed $2,000 in value.

---I have held SBC shares in the dividend reinvestment program since the formation of the corporation.

---I will continue to hold these shares at the time of the next annual meeting.

---I plan to attend the next annual meeting to present this proposal.

Sincerely,

Patricia A Cavanagh, Trustee

Patricia A Cavanagh,Trustee

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205

November 24, 2003

Ms. Patricia A. Cavanagh, Trustee
Patricia A. Cavanagh Trust
2890 Lone Pine Ln.
Naples, FL 34119

Dear Ms. Cavanagh:

On July 29, 2003, we received your letter submitting a proposal for inclusion in SBC's 2004 proxy statement. The company has determined to omit your proposal from its 2004 proxy materials. A copy of the company's letter to the Securities and Exchange Commission is enclosed, detailing our reasons for this action.

Yours truly,

Richard G. Dennis
Senior Counsel

Enclosure

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205

210 - 351 - 3326.

1934 Act/ Rule 14a-8

November 24, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2004 Annual Meeting
Shareholder Proposal of John O'Halloran

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from John O'Halloran, for inclusion in SBC's 2004 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2004 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement; the proponent's letter submitting the proposal; SBC's correspondence to the proponent; and evidence of delivery of SBC's letter to the proponent. A copy of this letter and related cover letter are being mailed concurrently to the proponent advising him of SBC's intention to omit the proposal from its proxy materials for the 2004 Annual Meeting.

The Proposal

On October 27, 2003, SBC received a letter from the proponent containing the following proposal:

The Human Resources Committee of the Board of Directors will set a maximum executive pay level of 1000% (one thousand percent) of the average SBC craft work force base pay.

This maximum executive pay level is to include all forms of executive compensation including but not limited to salary, pension and bonuses.

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's proxy statement for the 2004 Annual Meeting for the reasons stated below.

<u>Reasons the Proposal May be Omitted from the Proxy Statement</u>

Pursuant to Rule 14a-8(f): Failure of the proponent to provide a written statement that proponent intends to hold his SBC shares through the date of the shareholder meeting, as required by Rule 14a-(b).

SBC received proponent's initial submission on October 27, 2003. A copy of proponent's letter is attached as Exhibit A. Proponent's letter failed to include any statement of proponent's intent to hold his securities through the date of SBC's 2004 Annual Meeting.

On October 28, 2003, SBC wrote to proponent specifically requesting, among other things, that proponent provide SBC, within the 14-day period specified in Rule 14a-8(f), with a written statement that he intended to hold his SBC shares through the date of SBC's 2004 Annual Meeting. A copy of SBC's October 28, 2003 letter to proponent is attached hereto as Exhibit B. The proponent received SBC's October 28 letter on October 29, 2003. A copy of the tracking report for this letter is attached as Exhibit C.

A proponent of a shareholder proposal is required under Rule 14a-8(b)(2) to provide the company with a written statement that the proponent intends to hold his or her securities through the date of the relevant shareholder meeting. The Division of Corporation Finance has previously noted that, "The shareholder must provide this written statement [that he or she intends to continue holding the securities through the date of the shareholder meeting] regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) (Section C.1.d.)

The Staff has consistently concurred in No-Action letters with the exclusion of a proposal under Rule 14a-8(f) when the proponent does not provide a timely, written statement of intent to hold required by Rule 14a-8(b)(2) in response to a specific request for such statement. See, *Avaya Inc.* (July 19, 2002); *Exxon Mobil* Corporation (January 23, 2001); *The Coca-Cola Company* (January 8, 2001); and *Morgan Stanley Asia Pacific Fund, Inc.* (April 9, 1999).

Consistent with this Staff position, we believe that the proposal submitted to SBC may be excluded from SBC's proxy materials under Rule 14a-8(f) because the proponent failed to submit any such written notification, even after he was specifically informed of his obligation to do so by SBC as required by Rule 14a-8(b)(2).[1]

Pursuant to Rule 14a-8(i)(3): The proposal and the supporting statement are contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

Even if the proponent had satisfied the eligibility and procedural requirements of Rule 14a-8, which he did not, Rule 14a-8(i)(3) allows exclusion of a proposal where, as is the case here, the proposal is unduly vague and indefinite.

A proposal is sufficiently vague and indefinite to be considered misleading under Rule 14a-8(i)(3) where "neither the shareholders voting on the proposal, nor SBC in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992) (proposal relating to election of committee of small shareholders could be omitted under predecessor to Rule 14a-8(i)(3) as vague and indefinite).

Proponent's proposal to tie executive compensation to the average SBC craft workforce base pay is so vague and indefinite that it would be impossible for the shareholders of SBC to comprehend precisely what the proposal entails. The proposal states that "This maximum executive pay level is to include all forms of executive compensation including but not limited to salary, pension and bonuses," but does not provide any guidance for determining how this amount would be calculated. For example, shareholders would be forced to speculate as to whether stock options would be included in the cap, and if so, how they would be valued. Furthermore, the shareholders voting on the proposal would not know whether contingent performance based awards would be included, and if so, how they would be valued for the purposes of inclusion in the cap. Nor can SBC or its

---

[1] Where a company has never informed a proponent of the obligation to provide a written statement of intent to hold his or her securities, the Staff occasionally allows a proponent additional time to submit such a statement prior to allowing omission of the proposal. See SBC Communications, Inc. (January 11, 1999). However, such a position would be inapposite here, since SBC specifically notified proponent of his obligation to provide such a written statement in its October 28, 2003 letter.

shareholders readily determine how deferred payments would be treated under this limitation.

Accordingly, because the proposal is so vague and indefinite as to be misleading, we believe that SBC may omit the proposal under Rule 14a-8(i)(3).

* * *

For the reasons set forth above, in my opinion, SBC may omit the proposal from its proxy materials for its 2004 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Richard G. Dennis
Senior Counsel

Enclosures

cc: John O'Halloran

EXHIBIT A

John O'Halloran
8268 Twombly Road
PO Box 465
DeKalb IL 60115
October 18 2003

Ms Joy Rick
Vice President & Secretary
SBC Room 1140
175 E Houston St
San Antonio TX 78205

Dear Ms Rick,

I am an SBC shareholder with over 2500 SBC shares in my portfolio. I will be in attendance at the 2004 SBC annual meeting, and it is my request that the following shareholder proposal be placed for vote at that meeting.

Thank you.

Sincerely,

John O'Halloran

Common Sense Executive Compensation

This proposal is to provide the Human Resources Committee of the Board of Directors with the tool to enact a 'Common Sense Executive Compensation' level. This will return maximum value to the shareholder while eliminating excess expense in the corporate suite.

Proposal

The Human Resources Committee of the Board of Directors will set a maximum executive pay level of 1000% (one thousand percent) of the average SBC craft work force base pay.

This maximum executive pay level is to include all forms of executive compensation including but not limited to salary, pension and bonuses.

EXHIBIT B

Nancy H. Justice
Corporate Manager
SEC Compliance

SBC Communications Inc.
175 E. Houston Street, 2nd Floor
San Antonio, Texas 78205
Phone 210 351-3407
Fax 210 351-3467

SBC

October 28, 2003

Via UPS
Mr. John O'Halloran
8268 Twombly Road
P. O. Box 465
DeKalb, IL 60115

Dear Mr. O'Halloran:

On October 24, 2003, we received your letter dated October 18, 2003, submitting a shareowner proposal for inclusion in SBC's 2004 Proxy Statement. We are currently reviewing your proposal to determine if it is appropriate for inclusion in our 2004 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a shareowner proposal, a shareowner must: (a) be the record or beneficial owner of at least $2,000 in market value of SBC's common stock at the time a proposal is submitted, (b) have continuously owned these shares for at least one year prior to submitting the proposal, and (c) provide a written statement that the shareowner intends to continue to hold the shares through the date of the Annual Meeting. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that you meet each of the above-mentioned requirements. For shares held by your broker, the *broker* must provide us with a written statement as to when the shares were purchased and that you have continuously held the minimum number of shares for the one year period. You must provide the documentation, and your response must be postmarked, no later than 14 days from your receipt of this letter.

The date and location for the 2004 Annual Meeting of Shareowners will be provided to you at a later date.

Sincerely,

Nancy H. Justice

EXHIBIT C



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Nancy H. Justice
Corporate Manager
SEC Compliance

SBC Communications Inc.
175 E. Houston Street, 2nd Floor
San Antonio, Texas 78205
Phone 210 351-3407
Fax 210 351-3467

December 3, 2003

RECEIVED
2003 DEC -4 PM 3:28

Via UPS
Patricia A. Cavanagh, Trustee
Patricia A. Cavanagh Trust
2890 Lone Pine Lane
Naples, FL 34119

Re: Shareholder Proposal

Dear Ms. Cavanagh:

Enclosed are exhibits which should be attached to the letter dated November 24, 2003, from SBC Communications Inc. to the Securities and Exchange Commission in connection with your shareholder proposal.

Sincerely,

Nancy H. Justice

Enclosures

EXHIBIT 1

Section 1. Number and Terms of Office

The business and affairs of the corporation shall be under the direction of a Board of Directors.

The number of Directors shall be not more than twenty-five (25), as determined by a majority vote of the total number of Directors then serving in office, provided, however, that such maximum number of Directors may be reduced (but not thereafter raised) to a maximum number of not less than twenty-one (21) Directors by a majority vote of the total number of Directors then serving in office.

Directors shall be divided into three classes designated as Group A, Group B, and Group C. The three classes of Directors shall each consist of an equal number of Directors or a number of Directors as nearly equal as possible. When the total number of Directors is divided by three and one remains, the Director remaining shall be assigned to Group A. When the total number of Directors is divided by three and two remain, they shall be assigned one to Group A and one to Group B. The number of Directors in any one class may not exceed the number of Directors in any other class by more than one, except as may result from the phasing-in of a decrease in Directors under Section 2 of this Article II.

The Board of Directors appointed by the incorporators shall serve until the first stockholders' meeting. At the first meeting of stockholders after organization of the corporation, Directors to serve in Group A shall be elected to a term of one year; Directors to serve in Group B shall be elected to a term of two years; and Directors to serve in Group C shall be elected to a full term of three years. Thereafter, at each annual meeting of the stockholders, Directors shall be elected to a full term of three years to succeed those in the Director group whose terms expire at that annual meeting.

EXHIBIT 2

Section 2. Increases and Decreases in Directors

The Board of Directors may increase or decrease the number of Directors, subject to the maximum limits provided in Section 1 of this Article II, by a vote of a majority of the total number of Directors. Any vacancies created by an increase in the number of Directors shall be filled as provided in Section 3 of this Article II and be distributed among the Director groups in accordance with Section 1 of this Article II. Any decrease in the authorized number of Directors shall be phased in by reducing the number of Directors in the first Director group whose terms expire subsequent to the decrease to the number required to be in that group by Section 1 of this Article II at the end of the phasing-in period, and by similarly reducing the number of Directors in the other Director groups upon expiration of their terms, so that when the terms of Directors in all three Director groups have successively expired subsequent to the decrease, each Director group shall have the distribution of Directors required by Section 1 of this Article II of these Bylaws.

EXHIBIT C

§ 141. Board of directors; powers; number, qualifications, terms and quorum; committees; classes of directors; nonprofit corporations; reliance upon books; action without meeting; removal

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(k) Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:

(1) Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection (d) of this section, shareholders may effect such removal only for cause; or

(2) In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Whenever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

8 Del. C. § 141

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications Inc.
Incoming letter dated November 24, 2003

The proposal directs that the board of directors be reduced from twenty-one to fourteen.

There appears to be some basis for your view that the proposal may be excluded under rules 14a-8(i)(2) and 14a-8(i)(6) on the grounds that it would cause the company to violate state law and therefore be beyond its power to implement. It appears that this defect could be cured, however, if the proposal is recast as a recommendation or a request that the board of directors take the steps necessary to implement the proposal. Assuming that the proponent provides SBC with a proposal revised in this manner within seven calendar days after receipt of this letter, it is the Division's view that the proposal may not be excluded from the SBC's proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that SBC may omit the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the proposal's supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "The usual number of seats . . . " and ends ". . . between 9 and 12."; and
- recast the sentence that begins "Maintaining a level of 21 Directors . . ." and ends ". . . program for retired CEOs" as the proponent's opinion.

Accordingly, unless the proponent provides SBC with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if SBC omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir D. Gumbs
Special Counsel